Exhibit 99.1

Kitov Announces Completion of Manufacturing Pivotal Batches of KIT-302 Required for Registration in the U.S.

Company plans to file New Drug Application with U.S. FDA at the end of 2016

TEL-AVIV, Israel (PR Newswire) May 27, 2016 -- Kitov Pharmaceuticals (NASDAQ/TASE: KTOV), an innovative biopharmaceutical company focused on late-stage drug development, today announced the completion of manufacturing by Dexcel Pharma of pivotal batches required for registration of KIT-302 with the U.S. Food and Drug Administration (FDA). This follows Kitov’s announcement in December 2015, that KIT-302’s pivotal Phase III trial successfully met its primary efficacy endpoint.

“We are fortunate to have Dexcel as our manufacturing partner for KIT-302. Dexcel’s state-of-the-art manufacturing capabilities enabled us to reach this CMC milestone in record time, and bring KIT-302 one step closer to the NDA submission and marketing approval,” stated Kitov CEO Isaac Israel.

According to the Development Services Agreement executed between Kitov and Dexcel in April 2014 for KIT-302’s chemical manufacturing and control (CMC), Dexcel oversees all CMC aspects of KIT-302 including analytical methods and validation, stability testing, and production of batches for pharmacokinetics and bioequivalence studies and scale-up required for New Drug Application (NDA) submission to the FDA, expected at the end of 2016.

As part of the terms of this strategic agreement, Dexcel will pay Kitov $250,000 as a milestone payment for its right of first negotiation with regard to future marketing rights for KIT-302 and for an option to negotiate the future commercial manufacture of KIT-302. Kitov will make a milestone payment to Dexcel, which will consist of a $500,000 cash payment and 3,009,888 ordinary shares of Kitov (which are equivalent to 150,494 ADSs traded on the NASDAQ).

Dexcel is a global pharmaceutical company active in more than 30 countries including the U.S., the U.K., and Germany. Dexcel’s portfolio includes some 55 drug products, both branded and generic, and Dexcel produces some 5 billion tablets and capsules in its Israeli manufacturing facilities, which meet cGMP standards with routine oversight by the FDA.

About Kitov Pharmaceuticals

Kitov Pharmaceuticals (NASDAQ/TASE: KTOV) is an innovative biopharmaceutical company focused on late-stage drug development. Leveraging deep regulatory and clinical-trial expertise, Kitov's veteran team of healthcare professionals maintains a proven track record in streamlined end-to-end drug development and approval. Kitov's pipeline currently features two combination drugs intended to treat osteoarthritis pain and hypertension simultaneously, including one that achieved the primary efficacy endpoint for its Phase III clinical trial. Lowering development risk and cost through fast-track regulatory approval of novel late-stage therapeutics, Kitov delivers rapid ROI and long-term potential to investors, while making a meaningful impact on people's lives. For more information, the content of which is not part of this press release, visit www.kitovpharma.com.

Forward-Looking Statements

This press release contains forward-looking statements about the Company's expectations, beliefs and intentions. Forward-looking statements can be identified by the use of forward-looking words such as "believe", "expect", "intend", "plan", "may", "should", "could", "might", "seek", "target", "will", "project", "forecast", "continue" or "anticipate" or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. These forward-looking statements involve certain risks and uncertainties, including, among others, the risk that drug development involves a lengthy and expensive process with uncertain outcome; the Company's ability to successfully develop and commercialize its pharmaceutical product; the length, progress and results of any clinical trials; the introduction of competing products; the impact of any changes in regulation and legislation that could affect the pharmaceutical industry; the difficulty in receiving the regulatory approvals to commercialize the Company's products; the lack of sufficient funding to finance the clinical trials; the difficulty of predicting actions of the USA FDA; the regulatory environment and changes in the health policies and regimes in the countries in which we operate; or changes in the global pharmaceutical industry. . Any forward-looking statement in this press release speaks only as of the date of this press release. The Company undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws. More detailed information about the risks and uncertainties affecting the Company is contained under the heading "Risk Factors" in Kitov Pharmaceuticals Holdings Ltd.'s Registration Statement on Form F-1 filed with the SEC, which is available on the SEC's website, www.sec.gov.

Contact:

Simcha Rock

Chief Financial Officer

+972-2-6254124

Simcha@kitovpharma.com

Bob Yedid

Managing Director

LifeSci Advisors, LLC

646-597-6989

bob@LifeSciAdvisors.com